SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..                                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

     Yes                          No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC ANNOUNCES 2 NEW BOARD APPOINTMENTS

ELISABETH KÖSTINGER (AUT) AND EAMONN BRENNAN (IRE)

AGREE TO JOIN BOARD FROM 1 APRIL

The Board of Ryanair Holdings plc today (Tues 28th March) announced that Ms Elisabeth Köstinger, an Austrian citizen, and Mr Eamonn Brennan, an Irish citizen, have agreed to join the Board of Ryanair Holdings plc as non-executive directors effective from 1 April 2023.

Elisabeth Köstinger is a former Austrian politician who was an MEP from 2009 to 2017, and subsequently served as Minister for Agriculture, Sustainability and Tourism in the Government of Chancellors Kurz, Schallenberg and Nehammer. She retired from politics in 2022 to become CEO of an Austrian ESG-Fintech.

Eamonn Brennan was formerly Chief Executive of the Irish Aviation Authority, and more recently the Director General of Eurocontrol from 2018 to 2022. Mr Brennan has been a central figure in European aviation over the past 5 years.

Ryanair's Chairman Stan McCarthy said:
"We are pleased that Elisabeth and Eamonn have accepted our invitation to join the Board of Ryanair Holdings plc from 1 April 2023. Elisabeth brings significant political, environmental and business experience, and is our first Continental European Board Member since 2013. Eamonn brings enormous aviation expertise to the Board as former CEO of the Irish Aviation Authority and DG of Eurocontrol. We look forward to both Elisabeth and Eamonn making a significant contribution to our Board, as we develop our strategy for growth of low fare services across Europe for the next decade."

ENDS

For further information
please contact:                              Press Office
Ryanair DAC
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 March, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary